UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No. 1)

                               DEI Holdings, Inc.
                               ------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                    254575103
                                    ---------
                                 (CUSIP Number)

                        Christopher Shackelton/Adam Gray
                          825 Third Avenue, 36th Floor
                               New York, NY 10022
               --------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                February 26, 2009
             -------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

SCHEDULE 13D
CUSIP No. 254575103                                            Page 2 of 8 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  Coliseum Capital Management, LLC

2        Check the Appropriate Box if a Member of a Group (See Instructions)

                                                a. [ ]
                                                b. [x]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  AF

5        Check Box If Disclosure of Legal  Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)        [  ]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               8        Shared Voting Power
 Owned By                                   3,399,399
   Each
 Reporting                 9        Sole Dispositive Power
  Person                                    0
   With
                           10       Shared Dispositive Power
                                            3,399,399

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                    3,399,399

12 Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                    [ ]

13       Percent of Class Represented by Amount in Row (11)

                                    13.3%

14       Type of Reporting Person (See Instructions)

                                    OO; IA

SCHEDULE 13D
CUSIP No. 254575103                                            Page 3 of 8 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  Coliseum Capital, LLC

2        Check the Appropriate Box if a Member of a Group (See Instructions)

                                                a. [ ]
                                                b. [x]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  AF

5        Check Box If Disclosure of Legal  Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)        [  ]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               8        Shared Voting Power
 Owned By                                   2,445,735
   Each
 Reporting                 9        Sole Dispositive Power
  Person                                    0
   With
                           10       Shared Dispositive Power
                                            2,445,735

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                    2,445,735

12 Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                    [ ]

13       Percent of Class Represented by Amount in Row (11)

                                    9.6%

14       Type of Reporting Person (See Instructions)

                                    OO

SCHEDULE 13D
CUSIP No. 254575103                                            Page 4 of 8 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  Coliseum Capital Partners, L.P.

2        Check the Appropriate Box if a Member of a Group (See Instructions)

                                                a. [ ]
                                                b. [x]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  WC

5        Check Box If Disclosure of Legal  Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)        [  ]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               8        Shared Voting Power
 Owned By                                   2,445,735
   Each
 Reporting                 9        Sole Dispositive Power
  Person                                    0
   With
                           10       Shared Dispositive Power
                                            2,445,735

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                    2,445,735

12 Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                    [ ]

13       Percent of Class Represented by Amount in Row (11)

                                    9.6%

14       Type of Reporting Person (See Instructions)

                                    PN

SCHEDULE 13D
CUSIP No. 254575103                                            Page 5 of 8 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  Adam Gray

2        Check the Appropriate Box if a Member of a Group (See Instructions)

                                                a. [ ]
                                                b. [x]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  AF

5        Check Box If Disclosure of Legal  Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)        [  ]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               8        Shared Voting Power
 Owned By                                   3,399,399
   Each
 Reporting                 9        Sole Dispositive Power
  Person                                    0
   With
                           10       Shared Dispositive Power
                                            3,399,399

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                    3,399,399

12 Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                    [ ]

13       Percent of Class Represented by Amount in Row (11)

                                    13.3%

14       Type of Reporting Person (See Instructions)

                                    IN

SCHEDULE 13D
CUSIP No. 254575103                                            Page 6 of 8 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  Christopher Shackelton

2        Check the Appropriate Box if a Member of a Group (See Instructions)

                                                a. [ ]
                                                b. [x]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  AF

5        Check Box If Disclosure of Legal  Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)        [  ]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               8        Shared Voting Power
 Owned By                                   3,399,399
   Each
 Reporting                 9        Sole Dispositive Power
  Person                                    0
   With
                           10       Shared Dispositive Power
                                            3,399,399

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                    3,399,399

12 Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                    [ ]

13       Percent of Class Represented by Amount in Row (11)

                                    13.3%

14       Type of Reporting Person (See Instructions)

                                    IN

CUSIP No. 254575103                                            Page 7 of 8 Pages


                        Amendment No. 1 to Schedule 13D

This Amendment No. 1 amends and supplements the Schedule 13D (the "Schedule 13D") filed on behalf of Coliseum Capital Management, LLC ("CCM"), Coliseum Capital, LLC ("CC"), Coliseum Capital Partners, L.P. ("CCP"), Adam Gray ("Gray") and Christopher Shackelton ("Shackelton") (collectively, the "Filers") with the Securities and Exchange Commission on February 17, 2009. Except as specifically provided herein, this Amendment No. 1 supplements, but does not modify any of the disclosure previously reported in the Schedule 13D.

Each capitalized term used but not defined herein has the meaning ascribed to such term in the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

The Issuer appointed Gray as a member of the Board of Directors of the Issuer effective as of February 26, 2009.

As of the date of this statement, the Filers beneficially own (a) approximately $14.1 million of the term loan and (b) approximately $6 million of the revolving credit loan issued under the Credit Agreement (as defined below).

The Filers reserve the right to further purchase, hold, vote, trade, dispose or otherwise deal in the Common Stock at times, and in such manner, as they deem advisable to benefit from changes in market prices of such Common Stock, changes in the Issuer's operations, business strategy or prospects, or from sale or merger of the Issuer. To evaluate such alternatives, the Filers routinely will monitor the Issuer's operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of the Filers and other investment considerations. Consistent with their investment research methods and evaluation criteria, the Filers may discuss such matters with management or directors of the Issuer, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors. Such factors and discussions may materially affect, and result in, the Filers' modifying their ownership of the Common Stock, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements and proposing changes in the Issuer's operations, governance or capitalization. The Filers reserve the right to formulate other plans and/or make other proposals, and take such actions with respect to their investment in the Issuer, or acquire additional Common Stock or dispose of all Common Stock beneficially owned by them, in public market or privately negotiated transactions. The Filers may at any time reconsider and change their plans or proposals relating to the foregoing.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

As set out in Item 4 above, Gray was appointed to the Board of Directors of the Issuer effective as of February 26, 2009.

The Issuer entered into a Standstill Agreement (the "Standstill Agreement") dated as of February 26, 2009 with Gray, CCM, CC, CCP and Shackelton (under this Agreement, the "Restricted Persons"), pursuant to which the Restricted Persons agree not to acquire for their benefit, or the benefit of any persons or entities over which they hold in the aggregate investment authority, more than 20% of the Issuer's outstanding indebtedness issued under that certain Amended and Restated Credit Agreement (the "Credit Agreement"), dated as of September 22, 2006, as further amended from time to time, by and among DEI Sales, Inc., Canadian Imperial Bank of Commerce and, the other lenders named therein.

The Issuer entered into a Registration Rights Agreement (the "Registration Rights Agreement") dated as of February 26, 2009 with CCP and the investment partnership that owns Common Stock of the Issuer (under this Agreement, the "Investors"), pursuant to which the Issuer agrees that the Investors will be entitled to register their Common Stock pursuant to the Securities Act of 1933, as amended, in the event the Issuer proposes to register any of its Common Stock for sale in a public offering.

Item 7.  Material to be Filed as Exhibits.

The following exhibits have been filed with this Amendment No. 1.

Exhibit B  Standstill Agreement
Exhibit C  Registration Rights Agreement

CUSIP No. 254575103                                            Page 8 of 8 Pages


                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 9, 2009

COLISEUM CAPITAL MANAGEMENT, LLC


By:  /s/ Christopher Shackelton
     -------------------------------
     Christopher Shackelton, Manager


COLISEUM CAPITAL, LLC


By:  /a/ Adam Gray
     -----------------------------
     Adam Gray, Manager


COLISEUM CAPITAL PARTNERS, L.P.

     /s/ Adam Gray
     --------------------------------------
By:  Coliseum Capital, LLC, General Partner
By:  Adam Gray, Manager


By:  /s/ Christopher Shackelton
     -----------------------------
     Christopher Shackelton


By:  /s/ Adam Gray
     -----------------------------
     Adam Gray